EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

Condensed Consolidated Financial Statements
June 30, 2005

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2005 and 2004

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, except share data)

	June 30, 2005	December 31, 2004
ASSETS:
Bonds at fair value (amortized cost of $3,841,446 and $3,636,790)	$4,086,473	$3,888,586
Equity securities at fair value (cost of $54,300 and $54,300)	54,300	54,300
Short-term investments	226,548	316,921
Variable interest entities’ bonds at fair value (amortized cost of $1,274,945 and $1,346,109)	1,274,130	1,346,355
Variable interest entities’ guaranteed investments contracts at fair value (amortized cost approximates fair value)	964,057	961,925
Variable interest entities’ short-term investment portfolio	22,531	1,194
Total investment portfolio	6,628,039	6,569,281
Assets acquired in refinancing transactions
Bonds at fair value (amortized cost of $70,239 and $151,895)	70,565	157,036
Securitized loans	345,262	369,750
Other	167,144	222,150
Total assets acquired in refinancing transactions	582,971	748,936
Cash	10,533	10,005
Deferred acquisition costs	333,497	308,015
Prepaid reinsurance premiums	759,954	759,191
Reinsurance recoverable on unpaid losses	34,231	35,419
Other assets	1,119,026	1,145,647
TOTAL ASSETS	$9,468,251	$9,576,494
LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY:
Deferred premium revenue	$2,164,149	$2,101,248
Losses and loss adjustment expenses	189,558	179,941
Variable interest entities’ debt	3,021,558	3,123,118
Deferred federal income taxes	270,974	253,868
Notes payable to affiliate	581,338	753,614
Surplus Notes	108,850	108,850
Accrued expenses and other liabilities	312,721	356,069
TOTAL LIABILITIES AND MINORITY INTEREST	6,649,148	6,876,708
Preferred stock (5,000.1 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)	—	—
Common stock (400 shares authorized; issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital—common	844,371	839,076
Accumulated other comprehensive income (net of deferred income taxes of $84,294 and $88,057)	163,892	170,621
Accumulated earnings	1,795,840	1,675,089
TOTAL SHAREHOLDER’S EQUITY	2,819,103	2,699,786
TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,468,251	$9,576,494

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (unaudited)

(in thousands)

	Six Months Ended June 30,
	2005	2004
REVENUES:
Net premiums written	$265,192	$289,560
Net premiums earned	$203,054	$200,414
Net investment income	99,263	82,081
Net realized losses	(851)	(2,483)
Variable interest entities’ net interest income	37,401	59,772
Net realized and unrealized gains (losses) on derivative instruments	(21,423)	20,213
Income from assets acquired in refinancing transactions	19,488	12,484
Net realized gains from assets acquired in refinancing transactions	5,282
Other income	12,253	2,949
TOTAL REVENUES	354,467	375,430
EXPENSES:
Losses and loss adjustment expenses	10,222	15,365
Interest expense	17,811	15,429
Variable interest entities’ net interest expense	35,230	57,470
Policy acquisition costs	31,606	28,619
Other operating expenses	37,617	30,853
TOTAL EXPENSES	132,486	147,736
Minority interest	(4,373)	(9,946)
Equity in earnings of unconsolidated affiliates		15,441
INCOME BEFORE INCOME TAXES	217,608	233,189
Provision for income taxes	48,856	55,341
NET INCOME	168,752	177,848
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Unrealized gains (losses) on securities:
Holding gains (losses) arising during period	4,238	(65,547)
Less: reclassification adjustment for gains included in net income	10,967	(1,547)
Other comprehensive income	(6,729)	(64,000)
COMPREHENSIVE INCOME	$162,023	$113,848

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Premiums received, net	$246,976	$290,428
Policy acquisition and other operating expenses paid, net	(152,109)	(129,647)
Recoverable advances recovered (paid)	57	(245)
Loss and loss adjustment expenses reimbursed (paid)	1,795	(38,210)
Net investment income received	94,758	84,190
Variable interest entities’ net interest income received	18,393	15,866
Variable interest entities’ interest paid	(14,744)	(9,918)
Federal income taxes paid	(43,882)	(50,424)
Interest paid	(18,068)	(16,111)
Income received from refinanced assets	22,590	11,993
Other, net	3,526	1,015
Net cash provided by operating activities	159,292	158,937
Cash flows from investing activities:
Proceeds from sales and maturities of bonds	538,707	467,590
Purchases of bonds	(703,069)	(655,104)
Purchases of property and equipment	(23,032)	(420)
Net decrease in short-term investments	90,373	63,263
Maturity of VIE bonds	70,650	34,212
Purchases of VIE bonds	(29,650)	(93,400)
Net increase in variable interest entities’ short-term investments	(21,337)	(9,757)
Paydowns on assets acquired through refinancing transactions	59,222	(14,849)
Proceeds from sales of assets acquired in refinancing transactions	101,633	—
Other investments	2,127	5,041
Net cash provided (used) by investing activities	85,624	(203,424)
Cash flows from financing activities:
Repayment of notes payable to affiliate	(172,276)	(26,000)
Capital issuance cost	(732)	(590)
Dividends paid	(48,000)	—
Distribution to minority shareholders	(2,300)	—
Notes issued to affiliate	—	42,233
Repayment of notes payable to affiliate	—	(32,485)
Issuance of VIE notes	29,650	75,900
Repayments of VIE debt	(50,730)	(10,000)
Net cash provided (used) for financing activities	(244,388)	49,058
Net increase (decrease) in cash	528	4,571
Cash at beginning of year	10,005	11,640
Cash at end of year	$10,533	$16,211

(a)    In the first six months of 2005 and 2004, the Company received a tax benefit of $6,027 and $7,043, respectively, by utilizing its Parent’s losses. These amounts were recorded as capital contributions.

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the Six Months Ended June 30, 2005 and 2004

1. ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the “Company”), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the “Parent”), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations. In addition, the Company insures guaranteed investment contracts (“GICs”) issued by wholly-owned subsidiaries of the Parent (collectively, the “GIC Subsidiaries”).

The Company consolidates the results of certain variable interest entities (“VIEs”), including FSA Global Funding Limited (“FSA Global”), Premier International Funding Co. (“Premier”) and Canadian Global Funding Corporation (“Canadian Global”). The Company consolidated FSA Global and Canadian Global beginning in the third quarter of 2003 in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). The Company also began to consolidate Premier in the third quarter of 2003 as a result of obtaining control rights. The majority of Canadian Global’s assets were liquidated and its liabilities satisfied during the third quarter of 2004. The Company refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated.

2. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows at June 30, 2005 and for all periods presented. These condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and notes thereto. The December 31, 2004 condensed consolidated balance sheet data was derived from audited financial statements. The results of operations for the periods ended June 30, 2005 and 2004 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2005 presentation.

3. LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses (“LAE”), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

The Company calculates a loss and LAE liability based upon identified risks inherent in its entire insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

Case reserves for financial guaranty insurance companies differ from those of traditional property and casualty insurance companies. The primary difference is that traditional property and casualty case reserves include only claims that have been incurred and reported to the insurance company. In a traditional property and casualty company, claims are incurred when defined events occur such as an auto accident, home fire or storm. Unlike traditional property and casualty claims, financial guaranty losses arise from the extension of credit protection and occur as the result of the credit deterioration of the issuer of the insured obligations over the lives of the insured obligations. Such deterioration and ultimate loss amounts can be projected based on historical experience in order to estimate probable loss, if any. Accordingly, specific loss events that require case reserves include (1) policies under which claim payments have been made and additional claim payments are expected and (2) policies under which claim payments are probable and reasonably estimated, but have not yet been made.

The Company establishes a case reserve for the present value of the estimated loss, net of subrogation recoveries, when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and reasonably estimated at the balance sheet date. When an insured obligation has met the criteria for establishing a case reserve and that transaction pays a premium in installments, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue. A case reserve is determined using cash flow or similar models that represent the Company’s estimate of the net present value of the anticipated shortfall between (i) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. The estimated loss, net of recovery, on a transaction is discounted using the risk-free rate appropriate for the term of the insured obligation at the time the reserve is established and is not subsequently adjusted.

The Company records a non-specific reserve to reflect the credit risks inherent in its portfolio. Non-specific reserves in addition to case reserves represent the Company’s estimate of total reserves. Generally, when an insured credit deteriorates to a point where claims are expected, a case reserve is established. The establishment of non-specific reserves for credits that have not yet defaulted is a common practice in the financial guaranty industry, although the Company acknowledges that there may be differences in the specific methodologies applied by other financial guarantors in establishing and measuring these reserves.

The Company establishes a non-specific reserve on its entire portfolio of credits because management believes that a portfolio of insured obligations will deteriorate over its life and that the existence of inherent loss can be proven statistically by data such as rating agency publications. The establishment of the reserve is a systematic process that considers this quantitative, statistical information obtained primarily from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), together with qualitative factors such as overall credit quality trends resulting from economic and political conditions, recent loss experience in particular segments of the portfolio and changes in underwriting policies and procedures. The factors used to establish the non-specific reserve are evaluated periodically by comparing the statistically computed loss amount to the incurred losses as represented by case reserve activity to develop an experience factor, which is updated and applied to future originations. The process results in management’s best estimate of inherent losses associated with providing credit protection at each balance sheet date.

The non-specific reserve amount established considers all levels of protection (e.g. reinsurance and overcollateralization). Net par outstanding for policies originated in the current period is multiplied by loss frequency and severity factors, with the resulting amounts discounted at the risk-free rates using the treasury yield curve (the “statistical calculation”). The loss factors used for the calculation are the product of default frequency rates obtained from Moody’s and severity factors obtained from S&P. Moody’s is chosen due to its credibility, large population, statistical format and reliability of future update. The Moody’s default information is applied to all credit sectors or asset classes as described below. In its publication of default rates from 1970-2003, Moody’s tracks bonds over a twenty-year horizon by credit rating at time of issuance. For the purpose of establishing appropriate severity factors, the Company’s methodology segregates the portfolio into asset classes, including health care transactions, all other municipal transactions, pooled corporate transactions, commercial real estate, and all other asset-backed transactions. The severity factors are derived from capital charge assessments provided by S&P. S&P capital charges project loss levels by asset class and are incorporated into their capital adequacy stress scenario analysis.

The product of the current-year statistical calculation multiplied by the current-year experience factor represents the present value of loss amounts calculated for current-year originations. The experience factor is based on the Company’s inception-to-date historical losses (starting from 1993, when the Company established the non-specific reserve methodology). The experience factor is calculated by dividing cumulative inception-to-date actual losses incurred by the Company by the cumulative inception-to-date losses determined by the statistical calculation. The experience factor that applies to the whole portfolio is reviewed and, where appropriate, updated periodically, but no less than annually.

The present value of loss amounts calculated for the current-year originations is established at inception of the policy and there is no subsequent change unless significant adverse or favorable loss experience is observed. In the event that the experience factor is either increased or decreased based on adverse or favorable loss experience, an analysis is performed of the non-specific reserve balance with particular emphasis on the asset class, if any, driving the experience factor adjustment. The objective of such analysis is to quantify the appropriate adjustment to the overall non-specific reserve balance for the change in experience. The adjustment that increases or decreases the non-specific reserve is charged or credited to loss expense.

The present value of loss amounts calculated for the current-year originations plus an amount representing the accretion of discount pertaining to prior-year originations are charged to loss expense, and increase the non specific loss reserve after adjustments that may be made to reflect observed favorable or adverse experience. The entire non-specific reserve is available to absorb probable losses inherent in the portfolio. As there are no specific losses provided in the non-specific reserve there is no identifiable reinsurance recoverable. At the time that a case reserve is identified, the gross loss liability is recognized along with the reinsurance recoverable, if any. The amount of reinsurance recoverable depends on the policy ceded and the reinsurance agreements covering such policy. Management cannot predict which specific policies within the portfolio will emerge as case basis losses. The Company is not entitled to recovery from reinsurers in advance of producing a case reserve.

Since the non-specific reserve contains the inherent losses of the portfolio, when a case reserve adjustment is deemed appropriate, whether the result of adverse or positive credit developments, accretion or the addition of a new case reserve, a full transfer is made between the non-specific reserve and the case reserve balances with no effect to income. The adequacy of the non-specific reserve balance is reviewed periodically and at least annually based on a review of the Company’s inception-to-date cumulative case based losses divided by the total inception-to-date cumulative net par underwritten. This inception-to-date result is compared with the product of the non specific reserves divided by the net par outstanding as of the balance sheet date. In the event that such ratios are not in line, then further analysis is performed to quantify appropriate adjustments that may be either income statement charges or benefits.

The table below presents the significant assumptions inherent in the calculations of the case and non-specific reserves.

As of
	June 30, 2005	December 31, 2004
Case reserve discount rate	3.13%-5.90%	3.13%-5.90%
Non-specific reserve discount rate	1.20%-7.95%	1.20%-7.95%
Current experience factor	2.0	2.0

Reserving Methodology Industry Practice

Management is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to these reserves by various terms such as, but not limited to, “unallocated losses,” “active credit reserves” and “portfolio reserves,” or may use different statistical techniques from those the Company uses to determine loss at a given point in time.

Management believes that existing accounting literature does not address the unique attributes of financial guaranty insurance. As an insurance enterprise, the Company initially refers to the accounting and financial reporting guidance in Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”). In establishing loss liabilities, the Company relies principally on SFAS 60, which prescribes differing treatment depending on whether a contract is a short-duration contract or a long-duration contract. Financial guaranty insurance does not fall clearly within the definition of either short-duration or long-duration contracts. Therefore, the Company does not believe that SFAS 60 alone provides sufficient guidance for financial guaranty claim liability recognition.

As a result, the Company also analogizes to Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”), which requires the establishment of liabilities when a loss is both probable and estimable. The Company also relies by analogy on Emerging Issues Task Force Issue 85-20, “Recognition of fees for guaranteeing a loan” (“EITF 85-20”), which provides general guidance on the recognition of losses related to guaranteeing a loan. In the absence of a comprehensive accounting model provided by SFAS 60, industry participants, including the Company, have looked to such other guidance referred to above to develop their accounting policies for the establishment and measurement of loss liabilities. The Company believes that its financial guaranty loss reserve policy is appropriate under the applicable accounting literature, and that it best reflects the fact that a portfolio of credit based insurance, comprising irrevocable contracts that cannot be unilaterally changed by the insurer and that match the maturity terms of the underlying insured obligation, contains probable and reasonably estimable losses.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with financial guaranty industry participants, differences in loss recognition practices among those participants. Based on discussions with the SEC staff, the Company understands that the Financial Accounting Standards Board (“FASB”) staff is considering whether additional guidance regarding financial guaranty insurance should be provided. When and if the FASB or SEC reach a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, and the potential changes could extend to premium and expense recognition. The Company cannot predict how the FASB or SEC will resolve this issue and the resulting impact on its financial statements.

Until additional guidance is issued, the Company intends to continue applying its existing policy regarding the establishment of both specific and non-specific loss reserves.

The following table presents the activity in the non-specific and case reserves for the first half of 2005 (in millions). Adjustments to reserves represent management’s estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations. Transfers between non-specific and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expenses

	Non-Specific	Case	Total
December 31, 2004	$99.3	$45.2	$144.5
Incurred	10.2		10.2
Transfers	(0.5)	0.5	—
Refinanced transaction reserve adjustment	1.5		1.5
Payments and other decreases	—	(0.9)	(0.9)
June 30, 2005 balance	$110.5	$44.8	$155.3

Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

The gross and net par amounts outstanding on transactions with case reserves were $647.7 million and $554.5 million, respectively, at June 30, 2005. The net case reserve consisted primarily of seven CDO transactions and one municipal transaction, which collectively accounted for approximately 95% of the total net case reserve. The remaining 11 exposures were in various sectors.

4. DERIVATIVE INSTRUMENTS

Credit Default Swaps

FSA has insured a number of credit default swaps (“CDS”) with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $45.2 million and $32.8 million in net earned premium under these agreements for the six months ended June 30, 2005 and 2004, respectively.

Changes in the fair value of CDS, which were losses of $19.8 million for the six months ended June 30, 2005 and gains of $20.0 million six months ended June 30, 2004, were recorded in net realized and unrealized gains (losses) on derivative instruments in the condensed consolidated statements of operations and comprehensive income. In accordance with Emerging Issues Task Force consensus 02-03 (“EITF 02-03”), unrealized gains or losses at inception of a contract (“Day 1”) may not be recognized unless evidenced by quoted market prices or other current market transactions. In the second quarter of 2005 the Company deferred $15.5 million of Day 1 gains representing the difference between the Company’s valuation model results and contractual terms. This amount will be amortized over the lives of the contracts. The Company included net par outstanding of $73.0 billion and $66.0 billion relating to these CDS transactions at June 30, 2005 and December 31, 2004, respectively, in the asset-backed balances in Note 6. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations. The Company does not believe that the fair value adjustments are an indication of potential claims under FSA’s guarantees. The average remaining life of these contracts is 3.0 years. The net impact of the mark to fair value and the deferred gain on the balance sheet is an asset of $26.8 million at June 30, 2005 and $46.6 million at December 31, 2004.

Designated Hedges

The Company enters into derivative contracts designated as fair-value hedges, to manage interest-rate and foreign currency exposure in its VIE debt and VIE Portfolio. The derivative contracts are recorded at fair value. These derivatives generally include interest-rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The gains and losses relating to these fair-value hedges are included in net interest income from VIEs and in net interest expense from VIEs, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged. The inception-to-date net unrealized gain on the outstanding derivatives used to hedge the VIE debt and VIE bond portfolio of $531.7 million and $590.8 million at June 30, 2005 and December 31, 2004, respectively, was recorded in other assets.

5. REFINANCING TRANSACTIONS AND NOTES PAYABLE TO AFFILIATE

The Company generally has rights under its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate future losses, the Company may elect to purchase the outstanding insured obligation or its underlying collateral. Generally, refinancing vehicles reimburse FSA in whole for its claims payments in exchange for assignments of certain of FSA’s rights against the trusts. The refinancing vehicles obtain their funds from the proceeds of FSA-insured GICs issued in the ordinary course of business by the GIC Subdisiaries. FSA maintains its reinsurance on these transactions.

The Company has recorded $581.3 million of notes payable to an affiliate at June 30, 2005. Principal payments due under these refinanced notes for the remainder of 2005 and each of the next four years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2005	$76.0
2006	74.3
2007	103.7
2008	96.5
2009	50.5
Thereafter	180.3
Total	$581.3

6. OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The gross amount of financial guarantees in force (principal and interest) was $650.5 billion at June 30, 2005 and $631.3 billion at December 31, 2004. The net amount of financial guarantees in force was $474.8 billion at June 30, 2005 and $453.2 billion at December 31, 2004. The net and ceded par outstanding of insured obligations (including FSA-insured CDS) in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at June 30, 2005 and December 31, 2004:

	Net Par Outstanding		Ceded Par Outstanding
	2005	2004	2005	2004
Residential mortgages	$28,475	$35,641	$4,082	$4,997
Consumer receivables	9,268	9,540	1,701	2,241
Pooled corporate obligations	72,374	68,340	23,319	26,223
Other asset-backed obligations(1)	19,993	15,972	3,837	3,573
Total asset-backed obligations	$130,110	$129,493	$32,939	$37,034

(1)          Includes net par outstanding of $10,565 million as of June 30, 2005 and $7,143 million as of December 31, 2004, respectively, relating to FSA-insured GICs issued by the GIC subsidiaries.

The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at June 30, 2005 and December 31, 2004:

	Net Par Outstanding		Ceded Par Outstanding
	2005	2004	2005	2004
General obligation bonds	$86,825	$77,865	$25,031	$24,278
Housing revenue bonds	7,531	7,628	2,221	2,224
Municipal utility revenue bonds	34,559	33,544	13,458	13,761
Health care revenue bonds	10,418	10,073	7,558	6,972
Tax-supported bonds (non-general obligation)	37,976	36,631	14,911	14,564
Transportation revenue bonds	13,648	12,834	8,712	7,584
Other municipal bonds	18,416	17,629	9,610	9,459
Total municipal obligations	$209,373	$196,204	$81,501	$78,842

7. VARIABLE INTEREST ENTITIES

Payments due under the VIE debt (including $1,321.1 million of future interest accretion on zero coupon obligations and excluding $347.0 million of hedge accounting adjustments) in the remainder of 2005 and each of the next four years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2005	$152.8
2006	87.7
2007	558.0
2008	120.8
2009	18.7
Thereafter	3,057.7
Total	$3,995.7

8. OTHER ASSETS

The detailed balances that comprise other assets at June 30, 2005 and December 31, 2004 are as follows (in thousands):

	2005	2004
Other Assets:
Fair value of VIE swaps	$531,661	$590,792
VIE other invested assets	152,080	156,540
Tax and loss bonds	112,866	102,193
Accrued interest on VIE swaps	107,986	99,794
Accrued interest income	54,484	50,632
Other assets	159,949	145,696
Total Other Assets	$1,119,026	$1,145,647

9. EQUITY PARTICIPATION PLAN

In 2005, the Company adopted a new 2004 Equity Participation Plan (the “2004 EPP”) that continues the incentive compensation program formerly provided under the Company’s 1993 Equity Participation. The 2004 EPP provides for performance share units comprised 90% of performance shares (which provide for payment based upon the Company’s performance over specified three-year performance cycles) and 10% of shares of Dexia S.A. restricted stock. The Dexia S.A. restricted share component is a fixed plan, where the Company purchases Dexia S. A. shares and establishes a prepaid expense for the amount paid. In the second quarter, the Company purchased shares for $4.4 million, which is being amortized over the employees’ vesting period.